Celexus Inc.

4695 Chabot Drive, Suite 200,

Pleasanton, CA 94588

(702) 747-7305

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       Celexus, Inc. (the “Company”)

   Registration Statement on Form S-1, (File No. 333-232980) (the “Registration Statement”)

Dear Ms. Etheredge:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Registration Statement, as originally filed by the Company with the Commission on August 2, 2019, together with all exhibits thereto.

The Registration Statement was filed in connection with a proposed public offering of the Company’s common stock, par value $0.001 per share (the “Common Stock”).  The Company has determined not to proceed with its proposed initial offering at this time because the Company has determined that pursuing the public offering at this time is not in the best interests of the Company.  Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.  The Registration Statement has not been declared effective by the Commission.  No sales of the Company’s Common Stock were made pursuant to the Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (702) 747-7305 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Celexus, Inc.

/s/ Lisa Averbuch

Lisa Averbuch,

Title: CEO, CFO, Director